Exhibit 2.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions.  Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

lastminute.com plc

Registered in England Number 3852152

Registered Office: 39 Victoria Street, London SW1H 0EE

8 June 2005

To holders of options granted at an option price greater than 165p per lastminute.com Share under the 1999 Unapproved Executive Share Option Scheme (the “1999 Scheme”)

Dear Colleague

Recommended Acquisition of lastminute.com plc (“lastminute.com”) by Travelocity Europe Limited (“Travelocity Europe”), a wholly owned subsidiary of Sabre, Inc.

I am writing to you with details of how the proposed acquisition of lastminute.com by Travelocity Europe, which was announced on 12 May 2005, will affect any option(s) you hold with option exercise prices greater than 165p per lastminute.com Share.  Full details of the proposed acquisition are set out in the Scheme of Arrangement document which was sent to lastminute.com Shareholders, and which is also being sent to you for your information.

A separate letter will be sent to you if you hold options under other lastminute.com share schemes or options under the 1999 Scheme with an option price less than 165p per lastminute.com Share.

Effect on your Option(s)

You hold option(s) with an exercise price greater than 165p (“Underwater Options”).  The Scheme of Arrangement does not directly affect your option(s).  However, pursuant to amendments to be made to the Articles of Association of lastminute.com as part of the Scheme of Arrangement, whenever you exercise your option(s), any lastminute.com Shares issued to you will be automatically acquired by Travelocity Europe for a cash payment of 165p for each lastminute.com Share acquired.

Although you may exercise your Underwater Option(s), the option price payable in order to exercise any of them is greater than the amount you would receive from Travelocity Europe as a result of the acquisition.  Therefore, if you were to exercise any of your Underwater Option(s) you would make a loss.  You are therefore recommended to take independent professional advice should you still want to exercise an Underwater Option (which will result in you making a loss).

The lastminute.com Board, which has been so advised by Merrill Lynch and UBS, considers the recommendation set out in this letter to be fair and reasonable.  In providing advice to the lastminute.com Board, Merrill Lynch and UBS have taken account of the commercial assessments of the lastminute.com Board.

If you have any queries in relation to this letter, you should contact lastminute.com’s Company Secretarial Department on telephone number + 44 (0)20 7866 4455.

Please note that the dates in this letter are indicative.  If the relevant dates are materially altered, you will be contacted again.

Yours sincerely

/s/ Simon Watkins
Simon Watkins
Company Secretary

NOTES:

a)            A copy of the rules of the 1999 Scheme will be available for inspection at lastminute.com’s registered office at 39 Victoria Street, London, SW1H 0EE during usual business hours (or upon request to the Company Secretary).

b)            The lastminute.com Directors accept responsibility for the information contained in this letter.  To the best of the knowledge and belief of the lastminute.com Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information

c)             Merrill Lynch is acting for lastminute.com in connection with the Scheme of Arrangement and for no one else and will not be responsible to anyone other than lastminute.com for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Scheme of Arrangement, or any other matter referred to in this letter.  Merrill Lynch has given and has not withdrawn its written consent to the issue of this letter and the inclusion therein of the reference to its name in the form and context in which it appears.

d)            UBS is acting for lastminute.com in connection with the Scheme of Arrangement and for no one else and will not be responsible to anyone other than lastminute.com for providing the protections afforded to clients of UBS or for providing advice in relation to the Scheme of Arrangement, or any other matter referred to in this letter.  UBS has given and has not withdrawn its written consent to the issue of this letter and the inclusion therein of the reference to its name in the form and context in which it appears.